Exhibit 21
List of Subsidiaries

Name	State of Incorporation

Mercantile Bank	Illinois
Marine Bank & Trust	Illinois
Brown County State Bank	Illinois
Mid-America Bancorp, Inc.	Kansas
Heartland Bank	Kansas
Mercantile Investments, Inc.	Delaware
Royal Palm Bancorp, Inc.	Florida
Royal Palm Bank of Florida	Florida
HNB Financial Services, Inc.	Missouri
HNB National Bank	Missouri